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               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          Schedule 13D

           Under the Securities Exchange Act of 1934
                       (Amendment No. 8)*

                 Parallel Petroleum Corporation
                        (Name of Issuer)


                  Common Stock, $.01 Par Value

                 (Title of Class of Securities)

                           699157103

                         (CUSIP Number)

                        Myrle Greathouse
                    Wes-Tex Drilling Company
                   400 Pine Street, Suite 700
                     Abilene, Texas 79601
                         (915) 677-9121

    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                       February 22, 1999

    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                  (Continued on following pages)




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CUSIP No. 699157103
                               13D


1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Wes-Tex Drilling Company


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                        (a)
                                        (b)   x

3.   SEC USE ONLY




4.   SOURCE OF FUNDS
          WC



5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)



6.   CITIZENSHIP OR PLACE OF ORGANIZATION



                         7.     SOLE VOTING POWER
      NUMBER OF
       SHARES
     BENEFICIALLY        8.     SHARED VOTING POWER
      OWNED BY                     1,246,773
        EACH
     REPORTING           9.     SOLE DISPOSITIVE POWER
      PERSON
       WITH              10.    SHARED DISPOSITIVE POWER
                                   1,246,773




11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,246,773



12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                              x

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.69%



14.  TYPE OF REPORTING PERSON
          CO

               SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                       3


CUSIP No. 699157103
                               13D


1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Myrle Greathouse


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                              (a)
                                              (b)  x


3.   SEC USE ONLY




4.   SOURCE OF FUNDS
          00



5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)



6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.

                         7.     SOLE VOTING POWER:
     NUMBER OF                     82,000
      SHARES
   BENEFICIALLY          8.     SHARED VOTING POWER
     OWNED BY                      1,562,057
       EACH
     REPORTING           9.     SOLE DISPOSITIVE POWER:
      PERSON                       82,000
       WITH
                         10.    SHARED DISPOSITIVE POWER
                                   1,562,057



11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,644,057



12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.64%



14.  TYPE OF REPORTING PERSON
          IN

               SEE INSTRUCTIONS BEFORE FILLING OUT!

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Item 1.  Security  and  Issuer

     The class of securities to which this Amendment No. 8 to Schedule 13D (the "Statement") relates is the common stock, par value $.01 per share (the "Common Stock"), of Parallel Petroleum Corporation, a
Delaware corporation ("Parallel"), whose address is One Marienfeld Place, Suite 465, Midland, Texas 79701.


Item 2.  Identity  and  Background

     This Statement is being filed by (1) Wes-Tex Drilling Company, a
Texas corporation ("Wes-Tex"), whose address is First National Bank Building, 400 Pine Street, Suite 700, Abilene, Texas 79601, and by (2) Myrle Greathouse ("Greathouse"), an individual whose business address is First National Bank Building, 400 Pine Street, Suite 700, Abilene, Texas 79601.

     Wes-Tex is primarily engaged in the exploration for, development and production of oil and natural gas for its own account. Until 1997 when Wes-Tex sold its contract drilling business, Wes-Tex was also engaged in providing contract drilling services to major and independent oil and gas companies, including Parallel.

     Greathouse is the Chairman of the Board of Directors and sole stockholder of Wes-Tex.

     Greathouse has served as a director of Parallel since 1993.

     The principal executive offices of Wes-Tex and Greathouse are located in Abilene, Texas at the address stated above. Wes-Tex operates primarily in the Permian Basin area of the Southwestern United States. Wes-Tex has been in business for approximately 44 years and provided contract drilling services to Parallel during the period from 1983 to 1997.

     The name, residence address and principal occupation and address of employment of each executive officer, director and controlling person of Wes-Tex, including Greathouse, is set forth in Exhibit A attached hereto and made a part hereof for all purposes.

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     Neither Wes-Tex, Greathouse nor, to their knowledge, any of the executive officers, directors or controlling persons of Wes-Tex has, during the last five years, been convicted in any criminal proceedings, excluding traffic violations or similar misdemeanors.

     Neither Wes-Tex, Greathouse nor, to their knowledge, any executive officers, directors or controlling persons of Wes-Tex has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Wes-Tex or Greathouse or any such other person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration

     On April 8, 1998, Parallel closed a private placement of 600,000 shares of $.60 Cumulative Convertible Preferred Stock (the "Old Preferred Stock") to a total of eight accredited investors.

     Of the 600,000 shares of Preferred Stock sold by Parallel, 100,000 shares were purchased by Wes-Tex, 50,000 shares were purchased by the Greathouse Charitable Remainder Trust (the "Trust") and 50,000 shares were purchased by the Greathouse Foundation (the "Foundation").
Greathouse is the Chairman of the Board of Directors of the Foundation.
The Trust is a charitable remainder trust of which Greathouse and his wife are the trustees and uni-trust beneficiaries. The Foundation is a tax-exempt entity under Section 501(c)(3) of the Internal Revenue Code and is engaged in the business of making charitable grants for benevolent and philanthropic purposes.

     All of the shares of Old Preferred Stock were purchased for cash at a price of $10.00 per share. All of the purchases were made with available working capital. All of the accredited investors purchased the Old Preferred Stock on the same terms.


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     On October 16, 1998, all of the holders of the Old Preferred Stock
(including Wes-Tex, the Trust and the Foundation) surrendered all of the Old Preferred Stock to Parallel in exchange for Parallel's issuance of a like number of shares of a newly created class of preferred stock, designated as the 6% Convertible Preferred Stock, $0.10 par value per share (the
"New Preferred Stock"). After the exchange, Wes-Tex was the record holder of 100,000 shares of New Preferred Stock; the Trust was the record holder of 50,000 shares of New Preferred Stock; and the Foundation was the record holder of 50,000 shares of New Preferred Stock. All outstanding shares of the Old Preferred Stock were cancelled by Parallel and restored to the status of authorized but unissued preferred stock.

     The rights, privileges and preferences of the New Preferred Stock are substantially identical to the Old Preferred Stock, except that the initial conversion price of the New Preferred Stock is $3.50 per share, while the initial conversion price of the Old Preferred Stock was $6.40 per share.

     On October 30, 1998, the Company privately placed an additional 374,500 shares of New Preferred Stock. Of the 374,500 shares of New Preferred Stock that were sold by Parallel, 10,000 shares were purchased by Wes-Tex; 5,000 shares were purchased by the Trust; and 5,000 shares were purchased by the Foundation. All of such purchases were made for cash from available working capital at a price of $10.00 per share. The New Preferred Stock was purchased on the same terms as all other investors.

     Dividends of $.60 per share per annum, cumulative from date of issue, are payable semi-annually on June 15 and December 15 of each year, commencing on December 15, 1998. Each share of New Preferred
Stock may be converted at any time after April 21, 1999, at the option of the holder, into 2.8571 shares of Common Stock at an initial conversion price of $3.50 per share, subject to normal anti-dilution adjustments. The New Preferred Stock may be redeemed at the Company's option, in whole or part, after October 20, 1999, for $10.00 per share plus accrued dividends. The New Preferred Stock does not have any voting rights, except as required by applicable law and except that as long as any shares of New Preferred Stock remain outstanding, the holders of a majority of the outstanding shares of the New Preferred Stock may vote

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on any proposal to change any provision of the New Preferred Stock which materially and adversely affects the rights, preferences or privileges of the New Preferred Stock. The New Preferred Stock is senior to the Common
Stock with respect to dividends and on liquidation, dissolution or winding up of the Company. The New Preferred Stock has a liquidation preference of $10.00 per share, plus accrued and unpaid dividends.


Item 4.  Purpose of Transaction

     Parallel consummated the sale of the Old Preferred Stock and the New Preferred Stock for the purpose of reducing outstanding bank debt. The net proceeds from the sale of the Old Preferred Stock, approximately $5,919,000, and the net proceeds from the sale of the New Preferred Stock, approximately $3,709,000, were used by Parallel to reduce its outstanding bank debt.

     The shares of Old Preferred Stock and New Preferred Stock (and the underlying shares of Common Stock) were acquired by Wes-Tex, the Trust and the Foundation for investment purposes.

     Wes-Tex, the Trust, the Foundation and Greathouse, or any of them, may in the future acquire or dispose of additional shares of Common
Stock for their respective accounts, either through open market or privately negotiated transactions. Any such future decision will be made by Wes-Tex, the Trust, the Foundation and Greathouse in light of the then current financial condition and prospects of Parallel, the market price of the Common Stock, the financial condition of Wes-Tex, the Trust, the Foundation and Greathouse and other relevant factors. Neither Wes-Tex nor Greathouse have any other plans or proposals which relate to or would result in:

               (a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Parallel;

               (b) A sale or transfer of a material amount of Parallel's assets;


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               (c)  Any change in the present board of directors or
     management of Parallel, including any plans or proposals to change the number or term of Parallel's directors;

               (d) Any material change in Parallel's present capitalization or dividend policy;

               (e) Any other material change in Parallel's business or corporate structure;

               (f) Changes in Parallel's charter or bylaws or other actions which may impede the acquisition of control of Parallel by any person;

               (g) Causing a class of Parallel's securities to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

               (h) A class of Parallel's equity securities becoming eligible for termination of registration pursuant to Section
     12(g)(4) of the Securities Exchange Act of 1934; or

               (i) Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer

     At April 6, 1999, Parallel had issued and outstanding a total of 18,331,858 shares of Common Stock.

     The Trust is the beneficial owner of 157,142 shares of Common Stock, or less than 1.00% of Parallel's issued and outstanding Common Stock. All of such shares may be acquired upon conversion of 55,000 shares of New Preferred Stock held by the Trust.

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     The Foundation is the beneficial owner of 157,142 shares of
Common Stock, or less than 1.00% of Parallel's issued and outstanding Common Stock. All of such shares may be acquired upon conversion of 55,000 shares of New Preferred Stock held by the Foundation.

     Wes-Tex is the beneficial owner of 1,246,773 shares of Common Stock, or approximately 6.69% of Parallel's issued and outstanding Common Stock. The shares of Common Stock beneficially owned by Wes-Tex include:

               (1) 314,285 shares of Common Stock which may be acquired upon conversion of 110,000 shares of New Preferred Stock; and

               (2)  932,488 shares of Common Stock held directly by Wes-Tex.

     Greathouse may be deemed to be the beneficial owner of 1,644,057 shares of Common Stock, or approximately 8.64% of Parallel's issued and outstanding Common Stock. The shares of Common Stock beneficially owned by Greathouse include:

               (1)  932,488 shares of Common Stock beneficially owned by Wes-
          Tex;

               (2)  22,000 shares owned directly by Greathouse;

               (3) 60,000 shares that may be acquired by Greathouse upon exercise of nonstatutory stock options granted to him in his capacity as a director of Parallel;

               (4) 1,000 shares indirectly owned by Greathouse through an investment club of which Greathouse is a member;

               (5) 157,142 shares that may be acquired by the Trust upon conversion of 55,000 shares of New Preferred Stock;

               (6) 314,285 shares that may be acquired by Wes-Tex upon conversion of 110,000 shares of New Preferred Stock; and


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               (7)  157,142 shares that may be acquired by the Foundation upon conversion of 55,000 shares of New Preferred Stock.

     Greathouse disclaims beneficial ownership of the New Preferred
Stock (and all of the underlying shares of Common Stock) held by the Trust, except to the extent of his pecuriary interest therein. He also disclaims beneficial ownership of the New Preferred Stock (and underlying shares of Common Stock) held by the Foundation.

     Although the number of shares of Common Stock beneficially owned by Wes-Tex and Greathouse does not constitute a majority of the outstanding shares of Common Stock, Wes-Tex and Greathouse may nonetheless beneficially own a sufficient number of shares of Common Stock to influence control of Parallel.

     In his capacity as Chairman of the Board of Directors and the sole stockholder of Wes-Tex, Greathouse has shared voting and investment powers with respect to the 1,246,773 shares of Common Stock beneficially owned by Wes-Tex. As co-trustee of the Trust, Mr. Greathouse shares voting and investment powers with respect to the 157,142 shares of Common Stock beneficially owned by the Trust. Further, in his capacity as Chairman of the Board of Directors of the Foundation, Greathouse also has shared voting and investment powers with respect to the 157,142 shares of Common Stock beneficially owned by the Foundation. Wes-Tex has shared voting and investment powers with respect to 1,246,773 shares of Common Stock.

     Greathouse has sole voting and investment powers with respect to 82,000 shares of Common Stock.

     To the best knowledge of Wes-Tex and Greathouse, no executive officer or director of Wes-Tex and no associate of Wes-Tex or Greathouse owns or has a right to acquire, directly or indirectly, any shares of Common Stock, except that Charles Ezzell, the President and a Director of Wes-Tex is the owner of 13,000 shares of Common Stock.

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     On August 4, 1998, Greathouse was granted a nonstatutory stock option to purchase 25,000 shares of Parallel's Common Stock at an exercise price of $3.60 per share, the fair market value of the Common Stock on the date of grant. The option is exercisable in two equal annual installments, commencing August 4, 1999. The option was granted to Greathouse in his capacity as a nonemployee director of Parallel. The shares of Common Stock that may be acquired by Greathouse upon exercise of the option have not been included in Greathouse's beneficial ownership of Parallel's Common Stock as reported in this Statement.

     No transactions in the Common Stock were effected during the past
60 days by Wes-Tex or Greathouse or, to the best knowledge of Wes-Tex and Greathouse, by any executive officer, director or affiliated person of Wes-Tex or Greathouse, or by any subsidiary of Wes-Tex or by any executive officer, director or affiliated person of any such subsidiary.

     No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Not applicable


Item 7.  Material to be Filed as Exhibits

                    Exhibit A Name, residence address and present principal
               occupation and address of employment of each executive officer, director and controlling person of Wes-Tex.


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                           Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                   WES-TEX DRILLING COMPANY


                                   By:     /s/ Charles Ezzell
                                        Charles Ezzell, President



                                        /s/ Myrle Greathouse
                                        Myrle Greathouse

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                            EXHIBIT A

Name, residence address and present principal occupation and address of employment of the executive officers, directors and controlling persons of Wes-Tex:



Name and Residence                      Present Position                 Present Principal Occupation and
Address                  Citizenship    with Wes-Tex                     Address of Employment
------------------       ----------     ----------------                 ---------------------------------


Myrle Greathouse         U.S.A.         Chairman of the Board              Chairman of the Board of Directors,
#5 Glen Abbey Court                     of Directors, Sole                 Sole Stockholder
Abilene, Texas 79606                    Stockholder                        First National Bank Building
                                                                           400 Pine Street, Suite 700
                                                                           Abilene, Texas 79601

Charles Ezzell           U.S.A.         President and Director             President and Director
1633 Hillview                                                              First National Bank Building
Abilene, Texas 79601                                                       400 Pine Street, Suite 700
                                                                           Abilene, Texas 79601


Dewayne E. Chitwood      U.S.A.         Director                           Consultant
95 Hedges                                                                  CBS Insurance
Abilene, Texas 79605                                                       301 S. Pioneer
                                                                           Abilene, Texas 79605



Charles C. Self III      U.S.A.         Secretary and Director             Whitten & Young PC
3813 South 20th                                                            Attorneys at Law
Abilene, Texas 79605                                                       500 Chestnut, Suite 1402
                                                                           Abilene, Texas 79602



Marcella Greathouse      U.S.A.         Treasurer and Director             Treasurer and Director
#5 Glen Abbey Court                                                        First National Bank Building
Abilene, Texas 79606                                                       400 Pine Street, Suite 700
                                                                           Abilene, Texas 79601



David G. Morris          U.S.A.         Vice President                     Vice President Production/Exploration
3817 Santa Monica Dr.                                                      Wes-Tex Drilling Company
Abilene, Texas 79605                                                       First National Bank Building
                                                                           400 Pine Street, Suite 700
                                                                           Abilene, Texas 79601


Carl S. Cook, Jr.        U.S.A.         Director                           Investments
1950 River Oaks Circle                                                     1950 River Oaks Circle
Abilene, Texas 79605                                                       Abilene, Texas 79605



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